Exhibit (e)(1)
Statement of Executive Compensation
Summary Compensation
The following table sets forth the compensation of the Named Executive Officers (“NEOs”) being comprised of the Corporation’s Chief Executive Officer, Chief Financial Officer and by its three other most highly compensated executive officers who served during such periods.
Summary Compensation Table (1)

		Annual Compensation			Long-term Compensation
					Awards		Payouts
				Other	Securities
				Annual	under	Restricted	LTIP	All Other
NEO Name and				Compen-	Options	Shares	Payouts	Compen-
Principal Position	Year	Salary	Bonus	sation(2)	Granted(3)	Granted(3)(4)	($ (5)	sation (6
Edward C. Dowling	2006	$115,385	$200,000	$5,000	—	$1,303,500	—	$1,196,995
President and Chief	2005	—	—	—	—	—	—	—
Executive Officer	2004	—	—	—	—	—	—	—
Brian J. Kennedy	2006	$467,232	$354,045	$34,515	—	—	$816,301	$2,736,098
Vice Chairman, President and	2005	$444,983	$341,524	$23,918	50,855	—	$644,694	—
Chief Executive Officer	2004	$421,785	$315,706	$21,154	62,487	—	$544,549	—
Peter C. Dougherty	2006	$188,444	$116,549	$13,943	—	—	$232,626	—
Vice President, Finance &	2005	$180,329	$106,120	$12,993	15,800	—	$165,371	—
Chief Financial Officer	2004	$171,271	$100,078	$10,981	16,331	—	$98,325	—
Edgar A. Smith	2006	$181,775	$100,064	$14,311	—	—	$247,093	—
Vice President Operations	2005	$173,947	$104,452	$13,426	15,241	—	$193,593	—
	2004	$168,065	$94,574	$11,959	19,089	—	$162,892	—
Darcy E. Marud	2006	$181,124	$112,456	$14,186	—	—	$264,520	—
Vice President Exploration	2005	$170,872	$102,605	$13,643	14,971	—	$160,402	—
	2004	$161,200	$101,982	$4,831	21,971	—	$77,650	—
Darrin L. Rohr	2006	$177,598	$107,425	$14,132	—	—	$223,913	—
Vice President Human	2005	$169,950	$105,043	$13,348	13,596	—	$111,562	—
Resources	2004	$154,500	$97,001	$7,725	17,548	—	$22,903	—

Notes:
1.	All figures are expressed in U.S. dollars

2.	Consists of matching payments to a 401(k) Savings Plan and non-qualified plan established by a subsidiary of the Corporation. Excludes any perquisites and other benefits not greater than the lesser of Cdn$50,000 and 10% of the NEO’s total annual salary and bonus.

3.	None of the securities under “Securities under Options Granted” or “Restricted Shares Granted” carry a right to receive dividends of a preferential or above-market rate.

4.	Stated in terms of the dollar value of restricted shares (calculated by multiplying the closing market price of the Corporation’s unrestricted shares on the date of grant by the number of restricted shares awarded). These restricted shares were granted per the terms of Mr. Dowling’s new hire agreement with the Corporation. All shares vest in whole or in part in less than 3 years and the vesting schedule is as follows: a third vested immediately and a third vested at each of the first and second anniversaries. No dividends or dividend equivalents were declared payable during the most recently completed financial year on the restricted shares disclosed.

5.	Consists of a combination of cash payments and the calculated value of restricted shares that have vested during the year-ended 2006 received by each executive as part of a Long Term Incentive Plan (“LTIP”). The value of the vested restricted shares is calculated by multiplying the closing market price of the Corporation’s unrestricted shares on the date of vesting by the number of restricted shares vested. The LTIP is described further under the heading “Long-Term Incentive Plan” of this Information Circular.

6.	In the case of Mr. Dowling, the 2006 figure includes a $550,000 sign-on bonus, a $550,000 payment made to him for his forfeited Long Term Incentive Plan payment from DeBeers and a value of US$96,995 for his relocation expenses from South Africa to the United States. In the case of Mr. Kennedy, the 2006 figure consists of payments made to him upon his retirement on December 31, 2006 as per the terms of his separation agreement. A detailed explanation of this payment is provided on page 19 of this Information Circular.

Long-Term Incentive Plan
The Corporation has an LTIP which is designed to attract, retain and motivate employees, officers and directors of the Corporation so as to grow the Corporation in terms of production and income. This purpose is achieved by providing an opportunity to purchase common shares through stock options or by granting restricted shares of the Corporation thereby advancing the interests of the Corporation and enhancing the value of the common shares for the benefit of all shareholders. The option and/or share awards are based upon a multiplier of the executive’s base salary, which is benchmarked by Mercer Human Resource consulting against other North American gold mining companies. The Corporation’s Compensation Committee reviews and recommends to the full board the payouts under the LTIP, which are based on performance factors at both the individual and corporate level. The restricted shares granted to the executive officers of the Corporation, which are noted in the table below, were granted as part of the LTIP of the Corporation. To date, all restricted shares granted under the LTIP plan are scheduled to vest over a three year period. Of the LTIP grant in 2006, 50% of the value was granted as cash compensation and 50% was granted as restricted shares; both cash and share portions vest over a three year period and are subject to forfeiture if the executive voluntarily separates from the Corporation. This plan is subject to yearly review and adjustment by the Compensation Committee.

		Performance or
		Other Period
	Securities,	Until	Estimated Future Payouts Under
	Units or Other	Maturation or	Non-Securities-Price-Based Plans(2)(3)
NEO Name	Rights (#)	Payout(1)	Threshold ($ )	Target ($ )	Maximum ($ )
Edward C. Dowling	—	—	$—	$—	$—
Brian J. Kennedy	32,640	3 years	$—	$1,401,696	$2,803,392
Peter C. Dougherty	11,269	3 years	$—	$433,421	$866,842
Edgar A. Smith	10,870	3 years	$—	$418,083	$836,165
Darcy E. Marud	10,831	3 years	$—	$416,585	$833,170
Darrin L. Rohr	10,620	3 years	$—	$408,475	$816,951

Notes:
(1) Awards vest in whole or in part in less than 3 years and the vesting schedule is as follows: a third vested at each of the first, second and third anniversaries.
(2) NEOs receive awards based on a multiplier ranging from one to three times their annual base salary. Awards received are paid out 50% in cash and 50% in restricted shares vesting a third per year over a 3 year period. Restricted Shares granted are calculated by dividing the closing market price of the Corporation’s unrestricted shares on the date of grant by 50% of the total award amount.
(3) Of the 50% granted as restricted shares, the stock price on the date of grant was US$26.21; the actual future payouts will be dependent on the stock price on the date of vesting.
Aggregated Option Exercises During the Most Recently Complete Financial Year and Financial Year-End Option Values
The following table provides information concerning: (a) options exercised by any NEOs during the financial year ended December 31, 2006; and (b) the number and the value at December 31, 2006 of unexercised options held by the NEOs. In the table, “exercisable” options are those for which the vesting period or conditions, if any, have been met, and “in the money” options are those where the exercise price was less than the market price of the common shares at the close of business on December 29, 2006.

					Value of Unexercised in-the-Money
	Securities	Aggregate	Unexercised Option at FY-End		Options at FY-End
	Acquired on	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
NEO Name	Exercise (#)	(US$)	(#)	(#)	(US$)	(US$)
Brian J. Kennedy	228,700	$5,065,036	285,884	—	$4,238,116	$—
Edward C. Dowling	—	$—	—	—	$—	$—
Peter C. Dougherty	36,400	$1,084,553	42,251	15,978	$561,192	$181,215
Edgar A. Smith	61,700	$1,462,679	103,984	16,524	$1,773,270	$191,197
Darcy E. Marud	21,076	$560,223	43,526	17,305	$702,564	$203,647
Darrin L. Rohr	26,392	$492,026	—	14,914	$—	$173,121

Growth Incentive Plan
The Corporation also has a Growth Incentive Plan (“GIP”) effective as of January 1, 2007. This plan was put in place in order to encourage acceptable risk-taking by the officers of the Corporation in order to align with our shareholders’ expectations for future corporate performance. The program’s aim is to create a quality organization for our shareholders, which focuses on the quality of ounces produced and profitability versus a company which is focused on growth for growth’s sake alone. The GIP incorporates 3 critical drivers for growth, focusing on certain production goals, reserve increase, and merger and acquisition success. If all or a portion of the target goals are met, the plan participants will receive a cash and restricted share bonus to be divided evenly amongst all participants. If every single target goal were met within the prescribed time frame, the maximum payout allowable under the plan would be a total value of US$49 million. The plan is reviewed yearly by the Board of Directors and has a sunset clause in 2008.
Actuarial Plans
The NEOs are participants in a defined benefit pension plan and a supplemental retirement plan of Meridian Gold Company, the Corporation’s United States principal operating subsidiary. The following table provides information concerning the total annual retirement benefit payable under these arrangements at retirement (normally age 65).
Final Annual Earnings(1)

	Years of Service(1)
	10	15	20	25	30
$100,000	$12,309	$18,464	$24,618	$30,773	$36,927
$125,000	$16,059	$24,089	$32,118	$40,148	$48,177
$150,000	$19,809	$29,714	$39,618	$49,523	$59,427
$175,000	$23,559	$35,339	$47,118	$58,898	$70,677
$200,000	$27,309	$40,964	$54,618	$68,273	$81,927
$225,000	$31,059	$46,589	$62,118	$77,648	$93,177
$250,000	$34,809	$52,214	$69,618	$87,023	$104,427
$300,000	$42,309	$63,464	$84,618	$105,773	$126,927
$400,000	$57,309	$85,964	$114,618	$143,273	$171,927
$500,000	$72,309	$108,464	$144,618	$180,773	$216,927
$600,000	$87,309	$130,964	$174,618	$218,273	$261,927
$700,000	$102,309	$153,464	$204,618	$255,773	$306,927
$800,000	$117,309	$175,964	$234,618	$293,273	$351,927
$900,000	$132,309	$198,464	$264,618	$330,773	$396,927
$1,000,000	$147,309	$220,964	$294,618	$368,273	$441,927

(1)    All figures are expressed in U.S. dollars.
Compensation covered by this plan includes only the remuneration appearing in the “Salary” and “Bonus” columns in the Summary Compensation Table. Benefits are computed using a straight-life annuity and are subject to deductions for social security or other offset amounts. The defined benefit plans allow election of payout as a lump sum or through various annuities. The NEOs have the following number of years of service credited: Mr. Kennedy, 33, Mr. Dougherty, 16, Mr. Smith, 8, Mr. Marud, 10, and Mr. Rohr, 3. Credited years of service, in the case of Messers. Kennedy and Dougherty include service with FMC Corporation and FMC Gold Company, the Corporation’s predecessors.
Employment Contracts between the Corporation and Named Executive Officers
Each of the NEOs has entered into an employment contract with the Corporation or Meridian Gold Company. Each of these contracts has a term of 3 years, which is automatically extended for an additional day so that on each day of employment, the term of the Executive’s employment shall be 3 years. Compensation is comprised of base salary, bonus, restricted shares, stock options, and other awards generally at the discretion of the Compensation Committee of the Board of Directors of the Corporation,

together with certain benefits. The employment contracts also provide for certain payments to the employee upon certain defined events of termination of employment (including termination, a change of control or a change of responsibility after a change of control of the Corporation). These payments range from 18 months to 36 months of the employee’s regular monthly compensation as defined in the executive employment agreements between each NEO and the Corporation.
Composition of the Compensation Committee
The Compensation Committee of the Corporation determined the compensation of the Corporation’s executive officers, including the NEOs. Christopher R. Lattanzi, Malcolm W. MacNaught and Robert A. Horn were Compensation Committee members throughout the year. All Compensation Committee members are non-employee directors that meet the Toronto Stock Exchange, New York Stock Exchange and securities regulatory requirements with respect to independent directors.
Compensation Consultant Advice
The Compensation Committee charter provides that the Committee may hire consultants to assist in reviewing the competitiveness and appropriateness of the Corporation’s overall compensation policies and processes. Mercer Human Resource Consulting was retained by the Compensation Committee to provide market data on executive compensation and Supplementary Executive Retirement Plans including a technical analysis of the market data in light of the Corporation’s compensation plans and practices. Decisions made by the Compensation Committee are the responsibility of the Committee and may reflect factors other than the information provided by Mercer.
The report of the Compensation Committee on these matters is set forth below.
Report on Executive Compensation
Compensation Philosophy
The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that directors, officers and employees should have their benefits aligned with both the short-term and long-term interests of the shareholders.
Prior to discussing executive compensation for a given year, the Committee reviews materials prepared by management on executive compensation and the Corporation’s benefit programs applicable to senior executives. Every January, July and December, management provides such compensation and benefit materials to the Committee, which includes tally sheets for each of the executive officers. The tally sheets summarize all compensation paid that year to the executive officers as well as compensation payable to the executive officers under various scenarios, such as at retirement, upon a change of control of the Corporation, and at a termination of employment prior to retirement.
The objectives of the executive compensation package for the Corporation’s executive officers are to:
•	set levels of annual salary and bonus compensation that will attract and retain superior executives in the highly competitive environment of global mining companies;

•	provide annual bonus compensation for executive officers that varies with the Corporation’s financial performance up to and including the Corporation’s stock price as well as an individual’s contribution so as to reflect the executive officers’ individual contribution to the Corporation’s success;

•	provide long-term compensation that is tied to the Corporation’s overall success so as to focus the attention of the executive officers on managing the Corporation from the perspective of an owner over a long term period;

•	emphasize performance-based compensation, through annual bonus compensation and long-term compensation, over fixed compensation; and

•	encourage performance in non-financial matters of importance to the Corporation, such as promoting diversity in the workplace, positioning the Corporation for longer-term success, promoting the development of management, and maintaining and enhancing the Corporation’s compliance with legal requirements.
The compensation of the Corporation’s executive officers is comprised of three components: base salary, annual cash bonus and long-term incentive in the form of stock options, restricted shares, and/or cash awards. It is structured to be competitive with a select group of comparative North American gold mining companies. A portion of the annual cash bonus (75% for the CEO and 60% for all other executive officers) is directly related to the overall performance of the Corporation with respect to share price performance against the Gold and Silver index (XAU), operational performance measures, reserve/resource expansion and executing strategic initiatives. These performance targets are agreed upon by the Board of Directors at the beginning of each year. The balance of the bonus is based on individual performance.
Annual cash bonuses, restricted shares, stock options and other awards are directly related to company performance and the individual’s contribution. The Corporation strongly believes that annual incentives and stock options play an important role in increasing shareholder value. Outstanding stock options and restricted shares are not taken into account when determining whether and how many new stock options or restricted shares should be awarded.
Base Salary
To ensure that the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance, as well as compensation practices of similar gold mining companies.
The Board of Directors approved salaries and a bonus plan (the “Bonus Plan”) for the Corporation’s executives for 2006 and subsequent years, based on the Board of Directors’ own determination and discussion, reports commissioned by independent consultants and the recommendations of management and the Compensation Committee of the Board of Directors (which recommendations were endorsed by the Board of Directors), which were in turn based on enumerated and weighted objectives for each. In all such discussions, Mr. Kennedy and Mr. Dowling absented themselves from the Board of Directors’ determinations of compensation of the Corporation’s President and CEO.
Stock Options and Restricted Shares
The Corporation has established a share incentive plan, which was approved by the shareholders on April 21, 1999, and amended on May 7, 2002 and most recently on July 25, 2006 (the “1999 Share Incentive Plan”), in which directors, officers, employees and service providers and consultants of the Corporation and subsidiaries of the Corporation (individually a “Participant and collectively “Participants”) are entitled to participate.
The purpose of the Corporation’s stock option and restricted share plan is to develop the interest and incentive of Participants in the Corporation’s growth and development by providing an opportunity to purchase common shares through options, thereby advancing the interests of the Corporation, enhancing the value of the common shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals. There were no stock options granted to the NEOs in 2006. During 2006, the amount of restricted shares that would have otherwise been issued was reduced by one-half and an equivalent cash award was added to help executive officers pay the taxes on vesting restricted shares without having to sell shares.
Stock options and restricted shares are granted, in accordance with the Corporation’s 1999 Share Incentive Plan approved by the shareholders, at not less than the closing price of the common shares on the business day immediately prior to the date of grant. The terms of these awards are one-third vesting annually with a 10 year term limit per stock option award granted.
President and Chief Executive Officer
The Compensation Committee and the Board of Directors are of the view that Mr. Dowling provides the Corporation with quality leadership and in making their compensation decision they considered other factors, including his contribution to the business performance and anticipated future performance of the Corporation.
The overall performance of the Corporation is the determinate of 75 percent of the variable compensation of the President and CEO, as discussed above. An additional 25 percent of the variable compensation of the President and CEO is based on achievement of specific objectives agreed upon by the Board of Directors at the beginning of each fiscal year and personal contribution as determined by the Compensation Committee.
In 2006, in consideration of his contribution to the Corporation, Mr. Kennedy received a salary of US$467,232, was awarded a cash bonus of US$354,045, and was granted 32,640 restricted common shares, which are now fully vested per the terms of his separation agreement with the Corporation. On January 1, 2007 Mr. Kennedy became Chairman of the Board of Directors of Meridian Gold Inc. and ceased his employment as President and CEO of the Corporation. As part of the terms of Mr. Kennedy’s separation agreement with the Corporation, he received a severance payment in December 2006 in the amount of US$2,736,097.96. This payment includes 2 years of his regular monthly compensation plus an amount equal to 5 weeks of his base salary for unused vacation time. Additionally, the payment includes an average of the awards of cash compensation payable to Mr. Kennedy under the Corporation’s bonus plan in respect of the 2 calendar years completed immediately prior to his separation date. Mr. Kennedy also received payments for his normal annual executive benefit reimbursement, a transition allowance, as well as the executive auto allowance for 2 years. Lastly, Mr. Kennedy received a cash payment for the dollar value of his vested restricted shares per the Corporation’s Long Term Incentive Plan that all NEOs are participants of.
Mr. Dowling, who was hired in September of 2006 as the CEO-Designate to assume the role of President and CEO of the Corporation as of January 1, 2007, received a pro-rated salary in 2006 of US$115,385, was awarded a cash bonus of US$200,000, was granted 50,000 restricted common shares, 1/3 of which vested immediately upon date of hire and the remaining 2/3 to vest over a period of 2 years from the date of grant. Additionally Mr. Dowling received a sign-on bonus of US$550,000, a US$550,000 payment to compensate for his forfeited DeBeers Long Term Incentive Plan award that would have vested in 2006 and the Corporation spent US$96,995 for relocating Mr. Dowling and his family from South Africa to the United States. Mr. Dowling’s regular annual base salary is currently fixed at US$400,000.
Executive Officer Compensation
The Compensation Committee has also approved those executive officers of the Corporation and its subsidiaries that will be eligible to participate in the bonus plan in 2007, together with enumerated and weighted objectives for each of these executive officers. Going forward, the Compensation Committee and, as appropriate, the Board of Directors, will address other issues relating to executive compensation, including the relative emphasis on the components of executive compensation.
Approved by the Compensation Committee
Robert A. Horn, Christopher R. Lattanzi and Malcolm W. MacNaught (Chair)

Performance Graph
The following graph charts performance of an investment in the common shares of the Corporation against the S&P/TSX Composite Index and the TSX Gold and Precious Metals Sub-Index, assuming an investment of $100 on December 31, 2001. The Corporation paid no dividends during this period.
(1) In 2002, the S&P/TSX Composite Index replaced the TSX 300 Index.
Compensation of Directors
The Corporate Governance Committee annually reviews the compensation of the Directors to ensure that it is competitive with comparable boards of directors and recommends changes to such compensation, as appropriate, to the Board for approval. Each director may elect to receive all or a part of his compensation in shares of the Corporation. The Governance Committee conducted a thorough review of director compensation in December of 2006, comparing cash and equity compensation to that of several other North American gold and precious metals companies. The Governance Committee concluded that in order to remain competitive with comparable boards of directors that the director compensation rates for 2007 would be modified. The table below illustrates the director pay in 2006 vs. the new rates for 2007.

2006 Director Compensation			2007 Director Compensation
	Annual Cash Retainer
Chairman of the Board	US$	50,000	Chairman of the Board	US$	1
Independent Lead Director		n/a	Independent Lead Director	US$	55,000
Other Directors	US$	20,000	Other Directors	US$	45,000
Audit Committee Chair	US$	5,000	Audit Committee Chair	US$	6,500
Other Committee Chairs	US$	3,000	Other Committee Chairs	US$	4,000
	Equity Compensation
Chairman of the Board	US$	25,000	Independent Lead Director	US$	25,000
Other Directors	US$	10,000	Other Directors	US$	10,000
	Meeting Attendance Fees
Live Attendance at Board and Committee Meetings	US$	1,000	Live Attendance at Committee Meetings (no payment for Board meetings)	US$	1,000
Telephonic Attendance at Board and Committee Meetings	US$	500	Telephonic Attendance at Board and Committee Meetings	US$	0
Mr. Kennedy, who became the Chairman of the Board as of January 1, 2007, is considered non-independent due to the fact that he has served as President and CEO of the Corporation within the last 3 years. The annual retainer he receives for his position of Chairman is US$1 per year.
As illustrated in the above table, the independent, Lead Director of the Board of Directors receives an annual retainer of US$80,000 and other directors of the Corporation who are not employees of the Corporation or its affiliates receive an annual retainer of US$55,000. In partial payment of the said retainers, non-executive Board members receive common shares of the Corporation for the equivalent value of US$25,000 for the Lead Director and US$10,000 for each non-executive director based on the quoted closing price of the shares on the day prior to the grant date. Pursuant to this practice, on January 2, 2006 the Board members received a grant of 3,428 restricted shares in aggregate effective January 2, 2006. The shares are fully vested on the date of grant and directors have full voting and other rights of a shareholder apart from the right to sell or transfer the shares which are encumbered until the Director no longer serves on the Board.
Directors receive an additional fee for each committee for which such director serves as chairman. The Audit Committee Chair receives an additional US$6,500 and all other committee chairs receive an additional US$4,000. All directors of the Corporation receive a fee of US$1,000 for attending in person each meeting of a committee on which they serve, plus reimbursement of expenses for all board and committee meetings attended. Directors are also eligible to receive grants under the Corporation’s Share Incentive Plan. The aggregate compensation paid to the Board of Directors during 2006 was US$342,218. The table below illustrates total compensation received for each Director of the Corporation during the year ended 2006.

		Total Compensation Paid to Directors in 2006 (1)
	Equity		Committee	Meeting
	Compensation	Annual Cash	Chair	Attendance	Total
Director Name	Value	Retainer	Retainer(3)	Fees	Compensation
John A. Eckersley (2)	$3,718	$12,500	$1,110	$6,000	$23,328
Richard P. Graff	$10,000	$20,000	$3,150	$13,500	$46,650
Robert A. Horn	$10,000	$20,000		$12,500	$42,500
Christopher R. Lattanzi	$25,000	$50,000		$18,500	$93,500
Malcolm W. MacNaught	$10,000	$20,000	$3,000	$11,500	$44,500
Gerard E. Munera	$10,000	$20,000		$13,500	$43,500
Carl L. Renzoni	$10,000	$20,000	$3,740	$14,500	$48,240

Notes:
(1)	All amounts expressed in US dollars

(2)	All of Mr. Eckersley’s amounts are pro-rated because he did not stand for re-election at the 2006 Annual Meeting.

(3)	The Committee Chair retainers are pro-rated due to changes in Committee Chairmen after the 2006 Annual Meeting.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Corporation maintains directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation and certain subsidiaries. The current annual policy limit is US$30,000,000. Protection is provided to directors and officers for wrongful acts or omissions done or committed during the course of their duties as such. Under the insurance coverage, the Corporation is reimbursed for payments, which it is required or permitted to make to its directors and officers to indemnify them, subject to a deductible ranging between US$500,000 — $750,000. Individual directors and officers are reimbursed for losses incurred in their capacities as such, which are not subject to a deductible. The expense recognized in 2006 for premiums was US$657,267. All premiums have been paid by the Corporation.